UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SANDRIDGE ENERGY, INC.

Full Name of Registrant

N/A

Former Name if Applicable

123 Robert S. Kerr Avenue

Address of Principal Executive Office (Street and Number)

Oklahoma City, Oklahoma 73102

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a).	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b).

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c).	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed by SandRidge Energy, Inc. (the “Company”) in Item 4.02 of its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2014, the Company is party to a 30-year treating agreement (the “Agreement”) with Occidental Petroleum Corporation (“Occidental”) for the removal of CO2 from the Company’s delivered natural gas production. Under the Agreement, the Company is required to deliver to Occidental’s Century Plant a total of approximately 3,200 Bcf of CO2 during the term of the Agreement. Through September 30, 2014, the Company had delivered to Occidental 117 Bcf of CO2. After each calendar year, the Company is obligated to pay Occidental $0.25 per Mcf (the “$0.25 Fee”) to the extent minimum annual CO2 volume requirements are not met. If such underdelivered volumes are not made up with commensurate overdeliveries in the future, the Company will be obligated to pay Occidental an additional $0.70 per Mcf (the “$0.70 Fee”) of the aggregate underdelivered volumes in 2041.

Because the minimum CO2 delivery requirements associated with the $0.25 Fee are based on annual volumes, and not quarterly volumes, the Company has historically accrued and recorded a liability for the annual $0.25 Fee in the fourth quarter of each year. Likewise, because the Company has until 2041 to make up underdelivered volumes with commensurate overdeliveries, no amount has been accrued by the Company as a liability in respect of the $0.70 Fee.

Based on this accounting treatment, the Company accrued liabilities for the $0.25 Fee of $8.5 million in 2012 and $32.7 million in 2013, which are reflected in the consolidated financial statements included in the Annual Reports on Form 10-K for such years. In addition, the Company disclosed in its Annual Report on Form 10-K for the year ended December 31, 2013 that it expected to accrue between approximately $30.0 million and $37.0 million for the $0.25 Fee during the year ending December 31, 2014 for amounts related to the Company’s anticipated shortfall in meeting its annual CO2 delivery obligations for 2014 under the Agreement.

The Company has recently engaged in discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the appropriate accounting treatment with respect to the timing of accrual of liabilities for the $0.25 Fee. As a result of such discussions, the Company is reconsidering its historical accounting treatment with respect to such accruals, and, in that regard, some or all of the liabilities associated with the Agreement previously recorded annually by the Company may be required to be re-recorded in one or more prior quarterly periods, which, in turn, could materially affect the net income previously reported for prior periods. The Company plans to continue to discuss with the Staff the appropriate accounting treatment with respect to the underdelivery penalties under the Agreement, and any revised accounting treatment adopted by the Company could materially affect the amount and timing of accruals with respect to such penalties. Upon resolution of the matter with the Staff, the Company will restate, to the extent necessary, the financial statements for prior periods to make any necessary changes.

As a result of the circumstances described above, the Company does not anticipate filing its Quarterly Report for the period ended September 30, 2014 timely but will do so as soon as possible following resolution of the accounting matter described above.

Cautionary Note to Investors - This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, those related to the incurrence and recording of liabilities and the potential outcome of discussions with the Securities and Exchange Commission. These statements express a belief, expectation or intention and are generally accompanied by words that convey projected future events or outcomes. We have based these forward-looking statements on our current expectations and assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including the outcome of discussions with the staff of the Securities and Exchange Commission and potential changes in our accounting methods, and many of which are beyond our control. We refer you to the discussion of risk factors in Part I, Item 1A - “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2013. All of the forward-looking statements made in this Form 12b-25 are qualified by these cautionary statements. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on our company or our business or operations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eddie M. LeBlanc	405	429-5500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is possible that some portion of the $32.7 million previously recorded in the fourth quarter of 2013 in respect of the $0.25 Fee will be required to be accrued in other periods, including the quarter ended September 30, 2013. As noted above, some or all of the liabilities associated with the Agreement previously recorded annually by the Company may be required to be re-recorded in one or more prior quarterly periods, which, in turn, could materially affect the net income previously reported for prior periods, including the quarter ended September 30, 2013. At this time, however, a reasonable estimate of the potential change in previously recorded amounts cannot be made because the appropriate accounting treatment has not been finally determined. For more information, please refer to the disclosures in Part III above.

SandRidge Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2014	By:	/s/ Eddie M. LeBlanc
Eddie M. LeBlanc
Executive Vice President and Chief Financial Officer